UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCRIPPS NETWORKS INTERACTIVE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Shares, Par Value $.01 Per Share,

Granted under the Scripps Networks Interactive, Inc. 2008 Long-Term Incentive Plan

(Title of Class of Securities)

811065101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Anatolio B. Cruz III

Executive Vice President, Chief Legal Officer

and Corporate Secretary

Scripps Networks Interactive, Inc.

312 Walnut Street, Suite 1800

Cincinnati, Ohio 45202

Telephone: (513) 824-3200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,078,236	$1,622.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,094,923 shares of common stock of Scripps Networks Interactive, Inc. with an aggregate value of $29,078,236, as of May 18, 2009, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the binomial option valuation model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction (prorated for amounts less than $1,000,000).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,622.57	Filing Party: Scripps Networks Interactive, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: June 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 1, 2009, as amended on June 11, 2009, and June 19, 2009 (the “Tender Offer Statement”), by Scripps Networks Interactive, Inc., an Ohio corporation (the “Company”), in connection with the Company’s offer to its eligible employees and directors to exchange certain outstanding “underwater” options to purchase shares of the Company’s common stock granted under the Company’s 2008 Long-Term Incentive Plan (the “Plan”) for restricted shares issued under the Plan.

This Amendment No. 3 reports the results of the Exchange Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby, all terms of the Exchange Offer and all disclosures set forth in the Tender Offer Statement and the amendments and exhibits thereto remain unchanged. Capitalized terms used but not defined herein have the meanings described in the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Tender Offer Statement hereby is amended to add the following sentences: The Exchange Offer expired at 11:59 p.m., EDT, on June 26, 2009. The closing price of the Company’s Common Shares on June 26, 2009 was $27.84 per share. We have accepted for cancellation Eligible Options covering 4,147,951 Common Shares, which were cancelled as of June 26, 2009. We have issued 834,946 Restricted Shares in exchange for the Eligible Options tendered in the Exchange Offer.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

SCRIPPS NETWORKS INTERACTIVE, INC.

/s/ Anatolio B. Cruz III
Name:	Anatolio B. Cruz III
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Date:	June 29, 2009

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(i)**	Offer to Exchange Certain Outstanding Stock Options for Class A Restricted Shares dated June 1, 2009.

(a)(1)(ii)**	Form of Message to Option Holders dated June 1, 2009.

(a)(1)(iii)**	Election Instructions.

(a)(1)(iv)**	Withdrawal Instructions.

(a)(1)(v)**	Forms of Reminder Messages (revised).

(a)(1)(vi)**	Form of Restricted Shares Agreement (Non-Employee Directors).

(a)(1)(vii)**	Form of Restricted Shares Agreement (Employees).

(a)(1)(viii)**	Section 83(b) Election Form.

(a)(1)(ix)**	Offer Web Site Instructions.

(a)(1)(x)**	Form of Webinar Presentation to Eligible Option Holders to be Presented at Web-Based Meetings on June 1, 2009 and June 3, 2009.

(a)(1)(xi)	Scripps Networks Interactive, Inc. Annual Report on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on March 5, 2009 and incorporated herein by reference.

(a)(1)(xii)	Scripps Networks Interactive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as filed with the Securities and Exchange Commission on May 8, 2009 and incorporated herein by reference.

(a)(1)(xiii)**	Supplemental Letter to Eligible Option Holders dated June 19, 2009.

(a)(1)(xiv)*	Letter to Eligible Option Holders dated June 29, 2009.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	2008 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

Exhibit No.	Description
(d)(2)	Form of Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(3)	Form of Performance-Based Restricted Share Award Agreement, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(4)	Form of Restricted Share Award Agreement, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(5)	Form of Performance-Based Restricted Stock-Unit Agreement, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(6)	2008 Deferred Compensation and Stock Plan for Directors, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(7)	Executive Change in Control Plan (as amended and restated on February 19, 2009), incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(8)	Assignment and Assumption Agreement and Consent for Kenneth W. Lowe, incorporated by reference to Exhibit 10.13 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(9)	Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(10)	Scripps Family Agreement, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(11)	Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63 to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 11, 2004.
(d)(12)	Amendment No. 2 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63.B to The E. W. Scripps Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed with the Securities and Exchange Commission on August 9, 2006.

Exhibit No.	Description
(d)(13)	Amendment No. 3 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63.C to The E. W. Scripps Company Current Report on Form 8-K dated July 31, 2007, as filed with the Securities and Exchange Commission on August 6, 2007.

(d)(14)	Amendment No. 4 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to our Current Report on Form 8-K, dated December 11, 2008, as filed with the Securities and Exchange Commission on December 12, 2008.

(d)(15)	Amendment No. 5 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(16)	Employment Agreement between the Company and Anatolio B. Cruz III, incorporated by reference to Exhibit 10.31 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(17)	Employment Agreement between the Company and Joseph G. NeCastro, incorporated by reference to Exhibit 10.32 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(18)	Employment Agreement between the Company and Mark S. Hale, incorporated by reference to Exhibit 10.33 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(19)	Employment Agreement between the Company and John F. Lansing, incorporated by reference to Exhibit 10.34 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith.
**	Previously filed.